                                  SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Schuler Homes, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock,
                           $0.001 par value per share
                         (Title of Class of Securities)
--------------------------------------------------------------------------------


                                   808188 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James K. Schuler
                               Schuler Homes, Inc.
                         828 Fort Street Mall, 4th Floor
                             Honolulu, Hawaii 96813
                                 (808) 521-5661

                                 with a copy to:

                             Richard V. Smith, Esq.
                         Orrick, Herrington & Sutcliffe
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122

             (Name, Address and Telephone Number of Persons Authorized to
                        Receive Notices and Communications)

                                  April 3, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

-------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES K. SCHULER

---------- -----------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) |X|
                                                                                                            (b) |_|

---------- -----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    PF

---------- -----------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              |_|


---------- -----------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES OF AMERICA

------------------------- -------- -----------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0

         SHARES
                          -------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            10,433,828
                          -------- -----------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            10,433,828
       REPORTING
                          -------- -----------------------------------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0
---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,433,828

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)         |_|


---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            51.74%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN

---------- -----------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

---------- -----------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES AND PATRICIA SCHULER FOUNDATION

---------- -----------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) |X|
                                                                                                            (b) |_|

---------- -----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO

---------- -----------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              |_|


---------- -----------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    HAWAII

------------------------- -------- -----------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
                          -------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            500,000
                          -------- -----------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            500,000
       REPORTING
                          -------- -----------------------------------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0
---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           500,000

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             |_|


---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.48%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

---------- -----------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

---------- -----------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST, JAMES K. SCHULER AS SOLE TRUSTEE

---------- -----------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) |X|
                                                                                                            (b) |_|

---------- -----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO

---------- -----------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              |_|


---------- -----------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    HAWAII

------------------------- -------- -----------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
                          -------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            314,065
                          -------- -----------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            314,065
       REPORTING
                          -------- -----------------------------------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0
---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           314,065

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             |_|


---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.56%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO

---------- -----------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

---------- -----------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES K. SCHULER REVOCABLE LIVING TRUST, JAMES K. SCHULER AS SOLE TRUSTEE

---------- -----------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) |X|
                                                                                                            (b) |_|

---------- -----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO

---------- -----------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          |_|


---------- -----------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    HAWAII

------------------------- -------- -----------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
                          -------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            9,619,763
                          -------- -----------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            9,619,763
       REPORTING
                          -------- -----------------------------------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0
---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,619,763

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             |_|

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           47.70%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO

---------- -----------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the shares of Class A common stock, par value $0.001 per share ("Common Stock"), of Schuler Homes, Inc., a Delaware corporation (formerly Known as Schuler Holdings, Inc.) (the "Company"). The address of the principal executive offices of the Company is 828 Fort Street Mall, 4th Floor, Honolulu, Hawaii 96813.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is filed by James K. Schuler ("Mr. Schuler"), individually and as the sole trustee of each of the James and Patricia Revocable Living Trust (the "Living Trust") and the James K. Schuler 1998 Qualified Annuity Trust (the "Qualified Annuity Trust"), and The James and Patricia Schuler Foundation, a Hawaii non-profit corporation (the "Foundation" and, together with Mr. Schuler, the Living Trust and the Qualified Annuity Trust, the "Reporting Persons"). The business address for each of the Reporting Persons is 828 Fort Street Mall, 4th Floor, Honolulu, Hawaii 96813. Mr. Schuler is the Co-Chairman of the Board, President and Chief Executive Officer of the Company. The Living Trust and the Qualified Annuity Trust are private trusts established by Mr. Schuler to hold shares of Common Stock and certain other property. The Foundation was formed to operate exclusively for charitable, literary, educational and scientific purposes, within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Attached hereto as Exhibit 1 is a list of all executive officers and directors of the Foundation, including the principal business address and the principal occupation or employment of each. A copy of the joint filing agreement among the Reporting Persons is attached hereto as Exhibit 2.

         (d) - (e) During the five years prior to the date of this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Foundation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Schuler and each executive officer and director of the Foundation is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Schuler and all of the executive officers and directions of the Foundation acquired their shares of Common Stock of the Company pursuant to the transactions contemplated by the Reorganization Agreement (as described in Item
4).

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

ITEM 4. PURPOSE OF TRANSACTION.

         On September 12, 2000, Schuler Residential, Inc., a Delaware corporation, formerly known as Schuler Homes, Inc., ("Schuler Residential"), Apollo Real Estate Investment Fund, L.P., a Delaware limited partnership ("Apollo"), Blackacre WPH, LLC, a Delaware limited liability company ("Blackacre"), Highridge Pacific Housing Investors, L.P., a California limited partnership ("Highridge"), AP WP Partners, L.P., a Delaware limited partnership ("APWP"), AP Western GP Corporation, a Delaware corporation ("AP Western"), AP LHI, Inc., a California corporation ("APLHI"), and Lamco Housing, Inc., a California corporation ("Lamco" and, together with Apollo, Blackacre, Highridge, APWP, AP Western and APLHI, the "WP Partners"), entered into an Agreement and Plan of Reorganization, dated as of September 12, 2000, as amended January 15, 2001 (the "Reorganization Agreement").

         The Reorganization Agreement sets forth the terms and conditions of the reorganization (the "Reorganization") pursuant to which, among other things, the Company acquired (1) all of the outstanding shares of Common Stock of Schuler Residential through the merger of Schuler Reorganization Sub, a Delaware corporation and a wholly-owned subsidiary of the Company and (2) all of the partnership interests in Western Pacific Housing Development Limited Partnership, a California limited partnership ("WPHD"), and Western Pacific Development II Limited Partnership, a California limited partnership ("WPHD II"), and all of the membership interests in WPH-Porter, LLC, a Delaware limited liability company ("WPHL" and, together with WPHD and WPHD II, "Western Pacific"; the respective partnership and membership interests in Western Pacific are referred to herein as the "WP Interests"). The WP Interests were formerly held by the WP Partners.

         Pursuant to the Reorganization Agreement, existing stockholders of Schuler Residential exchanged their shares of common stock for shares of the Company's Class A common stock on a 1-to-1 basis. The WP Partners transferred the WP Interests through WPH-Schuler, LLC, a Delaware limited liability company wholly-owned by the WP Partners (the "LLC"), in exchange for shares of the Company's Class B common stock.

         The Class B common stock may be converted into Class A common stock on a 1-to-1 basis upon the election by the holder thereof or the sale to a person who was not a beneficial owner of the Class B common stock immediately after the effective date of the Reorganization. Pursuant to the Stockholders' Agreement described below, certain of such beneficial owners will agree not to convert or sell such Class B Common Stock if such conversion or sale would trigger a "Change of Control" or "Risk Event" under Schuler Residential's senior notes or subordinated notes indentures. In addition, the Class B common stock will be automatically converted into Class A common stock on a 1-to-1 basis upon the later to occur of (1) April 5, 2003 and (2) the day upon which less than ten million shares of Class B common stock are issued and outstanding; PROVIDED, HOWEVER, that such automatic conversion of Class B common stock will not occur if, and for so long as, the Board of Directors of the Company determines that such automatic conversion would result in a "Change of Control" or "Risk Event" under Schuler Residential's senior notes or subordinated notes indentures.

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

         Holders of the Class A common stock, voting as a separate class, initially will be entitled to elect five of the Company's nine directors, and holders of the Class B common stock, voting as a separate class, initially will be entitled to elect four directors. However, if there are fewer than 14,000,000 shares of Class B common stock outstanding, holders of Class A common stock, voting as a separate class, will be entitled to elect six directors, and holders of Class B common stock, voting as a separate class, will be entitled to elect only three directors.

         If and when only one class of the Company's common stock is outstanding, the holders will be entitled to elect the entire Board of Directors.

         The Class A common stock will have one vote per share and the Class B common stock will have 0.5 votes per share. However, the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class, must approve certain major events, including a merger, the sale of all or substantially all assets, a liquidation, and certain kinds of recapitalizations. In addition, certain other matters, including amendments to the Company's Bylaws or Certificate of Incorporation, require the approval of the holders of two-thirds of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

         As of the effective date of the Reorganization, the Company, the LLC, Apollo, Blackacre, Highridge and the Reporting Persons, other than Mr. Schuler, entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which, among other things, the LLC, Apollo, Blackacre, Highridge and James Schuler agreed (1) not to sell or acquire Company securities which would trigger a "Change of Control" or "Risk Event" under Schuler Residential's senior notes or subordinated notes indentures and, (2) with certain exceptions, not to sell Class A common stock or Class B common stock during the nine-month period following consummation of the Reorganization. In addition, the parties agreed in the Stockholders Agreement that, following the automatic conversion of all Class B common stock into Class A common stock, any time that any of Apollo, Blackacre or Highridge or such Reporting Persons owns one-ninth or more of the total number of the issued and outstanding shares of Class A common stock, such entity will be entitled to designate one Company director for approximately each one-ninth of outstanding shares it owns.

         In addition, as of the effective date of the Reorganization, the Company, the LLC, Apollo, Blackacre, Highridge and the Reporting Persons, other than Mr. Schuler, entered into a Registration Rights Agreement (the "Registration Rights Agreement") which granted the LLC, Apollo, Blackacre, Highridge and such Reporting Persons certain registration rights with respect to the Company's stock.

         The foregoing summary of the Reorganization Agreement and the Stockholders Agreement is qualified in its entirety by reference to such agreements, each of which have been filed as exhibits to this agreement and are incorporated herein in its entirety by reference.

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

         Except as described in this Item 4, the Reporting Persons currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b)

         The Reporting Persons may be deemed to be part of a group within the meaning of Section 13(d)(3) as a result of being signatories to the Stockholders Agreement with Apollo, Blackacre, Highridge and the LLC described in Item 4 above. As a result, the Reporting Persons may be deemed to have beneficial ownership of any Common Stock held by each of the other Reporting Persons. Further, the Reporting Persons may be deemed to have beneficial ownership of any Common Stock owned by Apollo, Blackacre, Highridge or the LLC. However, to the best of the Reporting Persons' knowledge, as of the date of this filing, no Common Stock is owned by Apollo, Blackacre, Highridge or the LLC.

         JAMES K. SCHULER

         The number of shares of Common Stock held and beneficially owned by James K. Schuler is 10,433,828 or approximately 51.74% of the outstanding shares of Common Stock as of April 2, 2001.

         Such shares include (i) 10,433,828 shares, over which James K. Schuler shares the power to vote or direct the vote and (ii) 10,433,828 shares over which James K. Schuler has sole investment power.

         James K. Schuler shares voting power over his shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Stockholders Agreement described in Item 4 above.

         THE JAMES AND PATRICIA SCHULER FOUNDATION

         The number of shares of common stock held and beneficially owned by the James and Patricia Schuler Foundation is 500,000 or approximately 2.48% of the outstanding shares of Common Stock as of April 2, 2001.

         Such shares include (i) 500,000 shares, over which the James and Patricia Schuler Foundation shares the power to vote or direct the vote and (ii) 500,000 shares over which the James and Patricia Schuler Foundation has sole investment power.

         The James and Patricia Schuler Foundation shares voting power over its shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Stockholders Agreement described in Item 4 above.

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

         JAMES K. SCHULER REVOCABLE LIVING TRUST

         The number of shares of common stock held and beneficially owned by the James K. Schuler Revocable Living Trust is 9,619,793 or approximately 47.70% of the outstanding shares of Common Stock as of April 2, 2001.

         Such shares include (i) 9,619,793 shares, over which the James K. Schuler Revocable Living Trust shares the power to vote or direct the vote and (ii) 9,619,793 shares, over which the James K. Schuler Revocable Living Trust has sole investment power.

         The James K. Schuler Revocable Living Trust shares voting power over its shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Stockholders Agreement described in Item 4 above.

         JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST

         The number of shares of common stock held and beneficially owned by the James K. Schuler 1998 Qualified Annuity Trust is 314,065 or approximately 1.56% of the outstanding shares of common stock as of April 2, 2001.

         Such shares include (i) 314,065 shares, over which the James K. Schuler 1998 Qualified Annuity Trust shares the power to vote or direct the vote and (ii) 314,065 shares, over which the James K. Schuler 1998 Qualified Annuity Trust has sole investment power.

         The James K. Schuler 1998 Qualified Annuity Trust shares voting power over its shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Stockholders Agreement described in Item 4 above.

         PAMELA S. JONES

         The number of shares of common stock held and beneficially owned by Pamela S. Jones is 183,168 or approximately .91% of the outstanding shares of common stock as of April 2, 2001.

         Such shares of Common Stock include (i) one share, over which Pamela S. Jones has the sole voting and investment power, (ii) 36,600 shares, over which Pamela S. Jones and her spouse have shared voting and investment power and (iii) 146,567 shares which Pamela S. Jones may purchase upon exercise of stock options exercisable within 60 days of the date of this Schedule 13D.

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

         CHRISTOPHER T. SCHULER

         The number of shares of common stock held and beneficially owned by Christopher T. Schuler is 94,100 or approximately .50% of the outstanding shares of common stock as of April 2, 2001.

         Such shares of Common Stock include (i) 11,000 shares, over which Christopher T. Schuler has the sole voting and investment power, (ii) 23,100 shares, over which Christopher T. Schuler and his spouse have shared voting and investment power, and (iii) 60,000 shares which Christopher T. Schuler may purchase upon exercise of stock options exercisable within 60 days of this Schedule 13D.

         MARK J. SCHULER

         The number of shares of common stock held and beneficially owned by Mark J. Schuler is 93,100 or approximately .50% of the outstanding shares of common stock as of April 2, 2001.

         Such shares of Common Stock include (i) 15,600 shares, over which Mark
         J. Schuler has the sole voting and investment power, (ii) 17,500 shares, over which Mark J. Schuler and his spouse have shared voting and investment power, and (iii) 60,000 shares over which Mark J. Schuler may purchase upon exercise of stock options exercisable within 60 days of this Schedule 13D.

         JEFFERY S. WHITEMAN

         The number of shares of common stock held and beneficially owned by Jeffery S. Whiteman is 14,850 or approximately .07% of the outstanding shares of common stock as of April 2, 2001.

         Jeffery S. Whiteman has the sole voting and investment power over 14,850 shares of the Common Stock of the Company.

         (c) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Foundation, has engaged in any transactions in the Company's Common Stock during the sixty-day period immediately preceding the date of this Schedule 13D, except as described elsewhere herein.

         (d)      Not applicable.

         (e)      Not applicable.

                                 SCHEDULE 13D

---------------------
CUSIP No. 808188 10 6
---------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On January 1, 2001, Mr. Schuler entered into stock option agreements with three of his adult children and their spouses, including Pamela S. Jones and her spouse, Christopher T. Schuler and his spouse and Mark S. Schuler and his spouse (collectively, the "Optionees"). Pursuant to these agreements, Mr. Schuler granted the Optionees an option to purchase an aggregate of 180,000 shares of the Company's Common Stock from the James K. Schuler Revocable Living Trust. The Optionees paid an aggregate total of $300.00 for the three options. The exercise price of each option is $7.50 per share. Each option may be exercised by the Optionees, in whole or in part, at any time during the period June 1, 2001 and ending two years from the grant date.

         Except as described elsewhere in this Schedule 13D, none of the Reporting Persons has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 1 Executive Officers and Directors of the James and Patricia Schuler Foundation.

         Exhibit 2 Joint Filing Agreement dated as of April 12, 2001 among the Reporting Persons.

         Exhibit 3 Agreement and Plan of Reorganization, dated as of September 12, 2000, among Schuler Residential, Apollo, Blackacre, Highridge, APWP, AP Western, APLHI and Lamco.

         Exhibit 4 Amendment to the Agreement and Plan of Reorganization, dated as of January 15, 2001, among Schuler Residential, Apollo, Blackacre, Highridge, APWP, AP Western, APLHI and Lamco.

         Exhibit 5 Stockholders Agreement dated as of April 3, 2001 among the Company, the LLC, Apollo, Blackacre, Highridge, the Living Trust, the Qualified Annuity Trust and the Foundation.

         Exhibit 6 Form of the Stock Option Agreement among Mr. Schuler and the Optionees.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2001



                             By:  /s/  JAMES K. SCHULER
                                  ---------------------------------------
                                  James K. Schuler


                             THE JAMES AND PATRICIA SCHULER FOUNDATION

                             By:  /s/  JAMES K. SCHULER
                                  ---------------------------------------
                                  James K. Schuler, Chairman


                             THE JAMES K. SCHULER REVOCABLE LIVING TRUST U/T/A DTD. 11/25/80

                             By:  /s/  JAMES K. SCHULER
                                  ---------------------------------------
                                  James K. Schuler, as sole Trustee


                             THE JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST U/T/A DTD. 10/1/98

                             By:  /s/  JAMES K. SCHULER
                                  ---------------------------------------
                                  James K. Schuler, as sole Trustee

                                  EXHIBIT INDEX

         Exhibit 1 Executive Officers and Directors of the James and Patricia Schuler Foundation.

         Exhibit 2 Joint Filing Agreement dated as of April 12, 2001 among the Reporting Persons.

         Exhibit 3 Agreement and Plan of Reorganization, dated as of September 12, 2000, among Issuer, Apollo, Blackacre, Highridge, APWP, AP Western, APLHI and Lamco.

         Exhibit 4 Amendment to the Agreement and Plan of Reorganization, dated as of January 15, 2001, among Schuler Residential, Apollo, Blackacre, Highridge, APWP, AP Western, APLHI and Lamco.

         Exhibit 5 Stockholders Agreement dated as of April 3, 2001 among Schuler Residential, the LLC, Apollo, Blackacre, Highridge, the Living Trust, the Qualified Annuity Trust and the Foundation.

         Exhibit 6 Form of Stock Option Agreement among Mr. Schuler and the Optionees.